Mail Stop 3720

March 28, 2006

Mr. William W. Becker
Chairman and Chief Executive Officer
Telemetrix, Inc.
7105 LaVista Place
Suite 100
Longmont, CO 80503


Re:	Telemetrix, Inc.
	Preliminary Proxy Statement on Schedule 14A
      Filed February 27, 2006
	File No. 0-14724

Dear Mr. Becker:

      We have reviewed your filing and have the following comments.
We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. For each proposal, provide the disclosure required by Item 5 of
Schedule 14A regarding interests of certain persons in any matters to be acted upon at the meeting.
2. For each proposal, disclose the impact on the company and shareholders if the proposal is not approved or ratified.
3. We note that Section 3.3 of the settlement agreement states that
"[t]he parties agree to work together in good faith to effect the above [Telemetrix share] structure as soon as possible." For each proposal, disclose the extent to which your officers, directors and other shareholders have agreed to vote in favor of each proposal.

Record Date; Voting Rights
4. Disclose the number and percentage of shares that will not be entitled to vote on the approval of the settlement agreement. Specifically discuss how this determination will impact the quorum requirements and the number of shares required to approve the settlement agreement. Also provide this information in the discussion of the proposal to approve the settlement agreement.

Security Ownership of Management and Certain Beneficial Owners
5. As indicated in the first paragraph, please provide the beneficial ownership amount for all directors and executive officers "as a group."
6. Please revise the table to conform to the tabular requirements of
Item 403 of Regulation S-B. In doing so, please discuss each voting class separately and clarify in footnotes whether the beneficial ownership amounts include shares to be received in the settlement. See Item 6 of Schedule 14A.

Proposal One

Board of Directors, Committees, and Attendance at Meetings
7. Discuss the provisions of the settlement agreement that relate to the nomination and election of directors. Disclose which directors have been nominated under the provisions of the settlement agreement.
8. Please clarify the biographies of your directors and nominees. For example, disclose what positions Mr. William Becker has held with
Telemetrix and the time periods that he served in those positions. Briefly disclose the nature of the business conducted by Hartford Holdings Ltd. Disclose his term of office as a director. As another example, clarify whether Mr. Gary Brown is both Secretary and Treasurer.
9. We note that you will "consider" creation of committees in 2006 that will include an audit committee and a compensation committee. Please explain "consider." Please also specifically address the disclosure requirements of Item 7(d)(1)and (2) and Item 7(h) of
Schedule 14A.

Proposal Three
10. Revise your proxy card so that shareholders are given the right
to vote separately on the proposed increase in the number of authorized shares of common stock and the proposed increase in the number of authorized shares of preferred stock. Also revise your disclosure in the proxy statement to discuss each proposal separately. Rules 14a-4(a)(3) and (b)(1) require that the form of proxy provide for a separate vote on each matter presented. See
Section II.H of SEC Release No. 34-31326.
11. You indicate that the increase in authorized shares is
necessary
to effectuate your business objectives and to implement the settlement agreement. You should discuss in reasonable detail any plans or proposals to use the newly authorized shares. In this regard, please explain what your business objectives are and the reason the increases in authorized common stock and preferred stock are necessary to effectuate them.  Similarly, explain in detail how
the increases in authorized common and preferred stock will allow for
the implementation of the settlement agreement.  See Item 11 of
Regulation 14A.
12. In the proposals to increase the number of authorized shares of
common stock and preferred stock, disclose the number of issued shares, the number of authorized but unissued shares that are reserved for specific purposes and the number of authorized but unreserved shares as of the most recent date. Compare those amounts with the number of authorized, reserved and authorized but
unreserved
shares that would exist if each proposal passes.  Disclose that, if
the increase in authorized shares is approved, the board of
directors
may issue the additional authorized shares without any further shareholder approval.
13. See SEC Release 34-15230 and expand your disclosure to discuss the potential anti-takeover effects of having a substantial number of
authorized and unreserved shares.   State that the additional
shares
could be used by management to resist a takeover effort.

Proposal Four
14. Discuss why you are seeking shareholder approval of the November
30, 2004 settlement agreement and why you are seeking approval over one year after you entered into the settlement agreement. For example, disclose whether you are seeking approval from disinterested shareholders to prevent the settlement agreement from being voided under Delaware law. We note your disclosure in note 10 to your unaudited financial statements in your Form 10-QSB for the quarter ended September 30, 2005 regarding the application of provisions of the Delaware Corporation Law to the settlement agreement.
15. We also note the following disclosure in note 10 to the unaudited financial statements in your September 30, 2005 Form 10-QSB:

"Despite the filing of a December 21, 2004, Form 8-K related to this litigation, the Company has never disclosed the specific terms of the
Settlement Agreement, including the relationships among the parties to the Settlement Agreement, whether and how the terms of the Settlement Agreement will be fulfilled and the existence and substance of potential violations of Delaware law and the Company`s bylaws as a result of the terms contained in the Settlement Agreement."

Please discuss these matters here in your proxy statement.
16. Please identify your "majority Shareholders."
17. Please provide the background of, and elaborate on, the facts surrounding each complaint, of which there appear to be at least two.
Please clarify whether the complaints were consolidated, and if so, the reasons why. If they were not consolidated, explain why you entered into a joint settlement.
18. Pursuant to the settlement agreement, we note that certain shareholders have the right to nominate directors so long as they hold a certain percentage of shares. Please disclose how ownership levels will be determined. In addition, identify which directors are being nominated pursuant to the settlement agreement.
19. You indicate that the settlement agreement states the Becker Entities and the Nyssen Group shall be entitled to appoint one director for so long as they hold in excess of 50% of your common stock and at least 25% of your common stock. We do not understand this disclosure. Moreover, it does not appear to reconcile with section 1.2 of the settlement agreement. Please revise the disclosure or tell us in your response why a revision is not necessary.
20. Please disclose how the parties arrived at the various conversion prices for the debts owed to certain shareholders.
21. Section 1.3 of the settlement agreement addresses back rent owed to Mr. Tracy. Please disclose this arrangement.
22. Please describe how you intend to inform shareholders whether you have obtained FCC approval and the date you expect this determination to be made. Disclose what will happen if you do not receive FCC approval.
23. We note your statement that "the parties agreed in the Settlement
Agreement to undertake the following actions subject to Delaware law, including approval of Shareholders, and approval of the SEC." Please remove your reference to approval by the SEC. Please note that the
SEC would not approve any of the actions listed, nor does the SEC approve proxy statements. Registrants are responsible for complying with the federal securities laws.

24. You state that the majority Shareholders who signed the settlement agreement believe that the agreement is "fair to all Shareholders and is in the interest of the Company and all of its Shareholders." Disclose why they determined it was in the "interest" of the company and shareholders rather than in the "best interest" of the company and shareholders. You also indicate that the alternative to the settlement agreement was bankruptcy. Please substantiate this position.
25. Please discuss the part of Section 4.1 of the settlement agreement that states that "[t]he parties also agree to investigate a customer relationship or merger with Skypatrol and recommend that the board does so too." Discuss Skypatrol and disclose whether it is affiliated with your officers, directors, five percent beneficial shareholders or the parties to the agreement. Disclose whether you have any current plans or arrangements to enter into a merger agreement with Skypatrol and whether you intend to use any of the newly authorized common or preferred stock for such a merger.
26. In the last paragraph, you state that the board has decided not to make a recommendation on proposal four. In the preceding paragraph, you state that Messrs. Becker and Brown, the sole members of your board, both believe the settlement agreement is fair to all shareholders and in the best interest of the company. Disclose why the board members have determined that the agreement is fair and in the best interest of the company but have decided not to make a recommendation on the proposal.
27. Furthermore, describe in detail why Messrs. Becker and Brown believe that the settlement agreement is fair to all shareholders and in the best interest of the company.
28. The statement on the proxy card that the board of directors "recommends a vote for all nominees listed in Item 1, for the proposals listed in Items 2, 3, 4, 5 and 6" is inconsistent with your statement here that the board has decided not to make a recommendation on proposal four. Please revise your disclosure and proxy card so that they are consistent.

Proposal Five
29. Please elaborate on the material terms of the stock option plan and provide the disclosure set forth in Item 10 to Schedule 14A. Proposal Six
30. We note that you are seeking ratification of all board actions from April 1999 to date. Please discuss in detail each board action that you are asking shareholders to approve so that shareholders may make an informed decision on whether to ratify all board actions. Identify actions that may have violated state or federal law. In this regard, we note your disclosure in note 10 to your unaudited financial statements in your Form 10-QSB for the quarter ended September 30, 2005.
31. Discuss in detail why you are asking shareholders to ratify all board actions taken from April 1999 to date and why the board believes that shareholder ratification is in the best interest of shareholders.
32. Discuss the benefits to your directors who have served on your board from April 1999 to date if their actions are ratified by shareholders. Discuss the potential detriments to shareholders if they ratify all board actions taken during this time. For example, discuss whether shareholders will be giving up any rights or causes of action under state or federal laws. As another example, discuss whether the company and its directors can raise shareholder ratification of board actions as a defense in proceedings against them. These are just examples.

Informational

Executive Compensation
33. We are unable to locate the tabular disclosure required by Item
402 of Regulation S-B. Please provide a compensation table. We also note that options were granted to Mr. Becker. Please include these options, and any other grants, in the appropriate compensation table(s). See Item 8 of Schedule 14A. See also Item 402(b), (c),
(d) and (e) of Regulation S-B.

Security Ownership of Management and Officers
34. We note the table of common shares currently outstanding and to be issued. Please ensure that beneficial ownership determinations are made in accordance with Item 403 of Regulation S-B, with particular emphasis on any "group" determinations. Revise the table on page 5 as necessary. Please also disclose the natural person(s) with voting and/or investment control for each shareholder listed in the table. Furthermore, in an effort to eliminate redundant disclosure, and as appropriate, please consider consolidating the information in this section with the beneficial ownership table on page 5.

Telemetrix Inc. Summary of Common Shares Currently Outstanding...
35. Please move this table under the proposal to increase the number of authorized shares of common stock. In addition, please identify the groups or natural people who control the entities so that it is clear what percentage beneficial ownership and control particular people or groups will have over the company if the proposal is approved. Provide a descriptive cross-reference to this table under the proposal to approve the settlement agreement.

Certain Relationships and Related Transactions
36. Please provide the full disclosure required by Item 404 of Regulation S-K since the beginning of the last fiscal year. By way of illustration only, we note the existence of related party notes.
See Item 7 of Schedule 14A.

Attachment 2
37. Please provide the updated financial information required by Item
13 to Schedule 14A. In this regard, we note that the Form 10-KSB you are providing with the proxy statement is for the year ended
December
31, 2004.  See also Rule 14a-3(b) of Regulation 14A and
Instruction F
to Schedule 14A.

Closing Statements

        Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation
14A and Rule 310 of Regulation S-T.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact, William Bennett, Staff Attorney, at (202)
551-
3389, or Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at
(202) 551-3810 with any questions.



								Sincerely,



								Michele M. Anderson
								Legal Branch Chief



cc:	Michael Glaser
	(720) 228-2285


Mr. William W. Becker
Telemetrix, Inc.
March 28, 2006
P. 1